UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*
China Media1 Corp. (Name of Issuer)
Common Stock, $.00005 par value (Title of Class of Securities)

169447 10 9
(CUSIP Number)
Hanxiong Cai 2020 Main Street Suite 500 Irvine, CA 92614 (949) 757-0890
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 26, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169447 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Hanxiong Cai
2.	Check the Appropriate Box if a Member of a Group
(a) / / (b) / /
3.	SEC Use Only
4.	Source of Funds	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	/ /
6.	Citizenship or Place of Organization	The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	21,000,000 (see Item 5)
8.	Shared Voting Power	0 (see Item 5)
9.	Sole Dispositive Power	21,000,000
10.	Shared Dispositive Power	None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	21,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	/ /
13.	Percent of Class Represented by Amount in Row (11)	69.67%
14.	Type of Reporting Person (See Instructions)	IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, $.00005 par value of China Media1 Corp., a Nevada corporation, or “CMDA,” formally known as Eagle River Mining Corp. The principal executive offices of CMDA are currently located at 2020 Main Street Suite 500, Irvine, CA 92614.

Item 2. Identity and Background

(a) Hanxiong Cai.

(b) 2020 Main Street Suite 500, Irvine, CA 92614.

(c) Mr. Cai is the President, Director and Chairman of CMDA. In addition, since 1999, Mr. Cai has been a sole proprietor of the Chuangrun Group of Companies in China. Chuangrun is a media and advertising company in Southern China.

(d) Mr. Cai has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Mr. Cai has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Mr. Cai is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

On December 26, 2004, CMDA, signed an Agreement to acquire two contracts from the Chuangrun Group of Companies located in the People’s Republic of China. Pursuant to the Agreement, CMDA had the right to acquire Chuangrun Group of Companies, and the Chuangrun Group of Companies promised to inject a China Rail Train Naming and Advertising Project into the company within one year, when the project is proven viable, at a price to be negotiated in the future.

Pursuant to the Agreement, CMDA issued 3.7 million new shares of common stock and induced existing shareholders to transfer 17,300,000 shares of its common stock, to Hanxiong Cai, as well as pay Chuangrun Group of Companies $200,000 for the contracts.

The issuance and transfer of the 21,000,000 shares of the common stock to Mr. Cai effectively transferred control of CMDA to Mr. Cai.

On February 8, 2005, Mr. Cai was appointed by the board of directors as a Director and President of the company and elected as Chairman of the board of directors.

The issuance and transfer of the shares of common stock was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and the so-called “Section 4(1 ½) exemption” of the Act.

Item 4. Purpose of Transaction

CMDA desired to obtain the media and advertising contracts from Chuangrun Group of Companies. Please see Item 3 above.

(a) Not Applicable.

(b)  Not Applicable.

(c)  Not Applicable.

(d) On January 18, 2005, the number of directors of the Board of Directors was increased from three (3) to seven (7). On February 8, 2005, Mr. Cai was appointed as a director of the company.

(e)  On January 18, 2005, the authorized capital of CMDA was increased to 1,500,000,000 shares of voting common stock and the par value of the company’s common stock was decreased from $0.001 per share to $0.00005 per share. No other class of stock is authorized for the company. Effective February 1, 2005, CMDA completed a one to twenty share forward split of its common stock.

(f)  Not Applicable.

(g)  Effective January 14, 2005, the company amended its articles of incorporation to: (i) change its name to China Media1 Corp; (ii) increase the company’s authorized capital from 7,500,000 shares of voting common shares to 1,500,000,000 shares of voting common stock, and (iii) decrease the par value of the company’s common stock from $0.001 per share to $0.00005 per share.

(h) Not Applicable.

(i) Not Applicable.

(j) Not Applicable.

Item 5. Interest in Securities of the Issuer

1. (a) The aggregate number of shares of common stock to which this Schedule 13D relates is 21,000,000 shares, representing 69.67% of the 30,140,000 shares of CMDA’s common stock outstanding as of December 26, 2004.

(b) Mr. Cai has sole voting and dispositive power over the 21,000,000 shares of the common stock which he owns.

(c) See Item 3, above.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3, above.

Item 7. Material to Be Filed as Exhibits

Exhibit
Number  Description

10.1	December 26, 2004 Agreement between CMDA and Hanxiong Cai attached as Exhibit 99.1 to Form 8K filed with the Securities and Exchange Commission on December 30, 2004 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2005	/s/ Hanxiong Cai
Hanxiong Cai.